WeShape



LETTER   ⌄

Dear investors,

The past year was mainly spent on cutting expenses that were not necessary to run the business more lean. We also reiterated the product and focused the product more, for our subscribers. Another huge step was creating an Application in the Apple Store and also one in the Google Play Store. We have also increased the percentage of members who are on Annual subscription (versus Monthly or Quarterly), as this greatly helps our cash flow and we are able to get a large amount of money up front.

We need your help!

Social media presence is key for our business. Sharing our website or one of our social media links would be huge for investors to do. Every little bit helps. Getting the word out, in terms of organic



Every little bit helps. Getting the word out, in terms of organic traffic, does nothing but help our business and our member acquisition. Also, feedback about our product is always welcome. Feel free to try our product for free. Download the app.

Sincerely,

Tyler Bramlett

Co-Founder

Katie Bramlett

Co-Founder

Michael Johnson

CFO

How did we do this year?

REPORT CARD

B-

☺ The Good

- Reduced expenses
- Created app in Apple Store and Google Play Store
- Revised product greatly

☹ The Bad

Still not profitable

Do not have a consistent member acquisition strategy

Convertible notes are still due

2024 At a Glance

January 1 to December 31



$1,137,626 [1%]
Revenue



-$743,766
Net Loss



$24,794 [8%]
Short Term Debt



$240,000
Raised in 2024



$29,458
Cash on Hand
As of 02/25/25





INCOME BALANCE NARRATIVE

Revenues
Profit
$1,147,481
-$816,642
$1,137,626
-$743,766
2023
2024

Net Margin: -65% Gross Margin: 99% Return on Assets: -1,082% Earnings per Share: -$0.07

Revenue per Employee: $81,259 Cash to Assets: 49% Revenue to Receivables: ~

Debt Ratio: 3,627%

WeShape_Wellness_Inc_Financials_and_CPA_Review_Report_2021.pdf

GAAP_Financial_Report_-_WeShape.pdf

ProfitandLoss.pdf

BalanceSheet.pdf

We ❤ Our 53 Investors

Thank You For Believing In Us

Sheila Cina	Wong Bee CHING	Chris Ellis	Fay Nebe	Jenny Wood	Sfc Waverly Burnley
Hatem Rowaihy	Christopher Minott	Arthur Bernier Jr	Vanessa Guerrero	Brenda Williams	Stephen Green
Erin Randall	Cheryl Wetherington	Gabe Rapisardo	Maria Spears	Roderick Herron	Antonio Scala
Reshma Rajesh	Amie Tornincasa	Valentijn Scholten	Meredith Shirk	Mike Stowe	Lisa Leif
John Bramlett	Donna Serra	Sherri Varano	James Tanner	Noreen P. Peterson	Phyllis Hurley
James Vegher	Thomas Scheele	Erin Dettmer	Craig Mantzke	Ariel Berman	Teresa Alcaraz
Berléand Fanny	Marcus Gillings	Hari Narasimhan	Tracy Kwiatkowski	Linda Elliott	Maitreya Rich
Cathy Schmenk	Pavel Butenko	Vanessa Morais	Mark Hutmacher	Erwin Goslawski	Jonathon Crittenden

Thank You!

From the WeShape Team



Tyler Bramlett in

Co-Founder

Led growth for over 200M in online ecommerce sales in the health and fitness industry in the last 10 years. Managed everything from copywriting, to ad management, to...



Katie Bramlett in

Co-founder

Made it onto Inc 500 list 3 seperate times as COO for a health and fitness company. Best growth was 1977% in 3 years.



Sachin Chaudhari in



Ben Chargin in

CTO

20+ yrs managing cloud technologies and has led start-up engineering teams from ground-up to successful...

Ben Chargin

Director of Content

Has grown WeShape's social media presence to over 1 MILLION followers organically!

Details

The Board of Directors

Director	Occupation	Joined
Katie Bramlett	CEO @ WeShape Wellness, Inc.	2021
Tyler Bramlett	Co-founder @ WeShape Wellness, Inc.	2021

Officers

Officer	Title	Joined
Katie Bramlett	CEO	2021
Tyler Bramlett	Vice President	2021
Michael Johnson	CFO	2021

Voting Power ❷

Holder	Securities Held	Voting Power
Tyler Bramlett	4,900,000 Common Stock	49.0%
Katie Bramlett	5,100,000 Common Stock	51.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2022	$40,000		Section 4(a)(2)
05/2022	$10,000		Section 4(a)(2)
05/2022	$100,000		Section 4(a)(2)
05/2022	$50,000		Section 4(a)(2)
05/2022	$30,000		Section 4(a)(2)
05/2022	$150,000		Section 4(a)(2)
06/2022	$40,000		Section 4(a)(2)
08/2022	$400,000		Section 4(a)(2)
10/2022	$50,000		Section 4(a)(2)

10/2022	$10,000		Section 4(a)(2)
11/2022	$335,000		Section 4(a)(2)
11/2022	$75,000		Section 4(a)(2)
03/2023	$120,000		Section 4(a)(2)
04/2023	$156,893		4(a)(6)
10/2023	$600,000		Section 4(a)(2)
05/2024	$240,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/19/2022	$40,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
05/06/2022	$10,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
05/09/2022	$100,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
05/16/2022	$50,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
05/17/2022	$30,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
05/17/2022	$150,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
06/03/2022	$40,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
08/12/2022	$400,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
10/17/2022	$50,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
10/24/2022	$10,000 ❓	5.0%	0.0%	$11,000,000	12/31/2024
11/14/2022	$335,000 ❓	5.0%	0.0%	$11,000,000	11/29/2024
11/29/2022	$75,000 ❓	5.0%	0.0%	$11,000,000	12/31/2026
03/08/2023	$120,000 ❓	5.0%	0.0%	$11,000,000	12/31/2026
10/05/2023	$600,000 ❓	5.0%	0.0%	$11,000,000	12/31/2026
05/15/2024	$240,000 ❓	5.0%	0.0%	$11,000,000	12/31/2026

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Digital fitness is a very competitive space and several firms we have pitched to wouldn't invest, due to this reality.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are a software startup, which means high personnel cost due to a large tech team that is needed. We employ the best engineers we can afford.

Although we do have a patent pending on our technical process behind our product, we are a small company and another company could copy our product.

We have been mostly self funded by the founders and related parties and in order to scale, we do need outside funding for scaling our advertising.

Most of our advertising is done through Facebook. Facebook could make changes to their platform and this can affect how we get in front of new, potential customers. That could also cause an increase in our cost to acquire a customer.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue

involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or

where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $11,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the

following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

WeShape Wellness, Inc.

Delaware Corporation
Organized November 2021
14 employees
1538 Pacific Ave
Floor 3
Santa Cruz CA 95060 https://weshape.com

Business Description

Refer to the WeShape profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WeShape is current with all reporting requirements under Rule 202 of Regulation

Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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